SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

01.01 - IDENTIFICATION

1 - CVM FILE NUMBER	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	**02.808.708/0001-07**

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2002	2 - PREVIOUS QUARTER 6/30/2002	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2001
Paid-in Capital			
1 – Common	15,795,903	15,795,903	15,976,336
2 – Preferred	22,824,827	22,824,827	23,238,852
3 – Total	38,620,730	38,620,730	39,215,188
Treasury Stock			
4 – Common	40,400	5,270	68,475
5 – Preferred	81,837	66,920	385,926
6 – Total	122,237	72,190	454,401

01.06 - COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Operational
3 – TYPE OF CONTROLLING INTEREST Private National
4 – ACTIVITY CODE 1030100 – Beverages
5 – MAIN ACTIVITY Production of beer and soft drinks
6 – CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - START OF PAYMENT	6 - TYPE OF SHARE	7 - EARNINGS PER SHARE
01	RCA	9/26/2002	DIVIDEND	11/25/2002	ON (Common)	0.0039700000
02	RCA	9/26/2002	DIVIDEND	11/25/2002	PN (Preferred)	0.0043670000

01.01 - IDENTIFICATION

1 - CVM FILE NUMBER 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET – ASSETS (in R$ thousands)

1 – Code	2 – Description	3 - 9/30/2002	4 - 6/30/2002
1	Total assets	4,705,574	5,256,635
1.01	Current assets	48,399	53,186
1.01.01	Available funds	44	3
1.01.01.01	Cash and due from banks	44	3
1.01.02	Credits	48,234	52,941
1.01.02.01	Taxes recoverable	45,957	48,757
1.01.02.02	Other accounts receivable	2,277	4,184
1.01.03	Inventories	0	0
1.01.04	Other	121	242
1.01.04.01	Prepaid expenses	121	242
1.02	Long-term receivables	387,744	375,785
1.02.01	Sundry credits	41,176	41,338
1.02.01.02	Compulsory deposits	0	241
1.02.01.03	Deposits in court	40,922	40,859
1.02.01.04	Other accounts receivable	254	238
1.02.02	Receivables from related parties	3	17
1.02.02.01	Associated companies	3	17
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	346,565	334,430
1.02.03.01	Deferred income tax and Social Contribution payments	135,996	133,514
1.02.03.02	Loans to employees for purchase of shares	132,585	122,931
1.02.03.03	Taxes recoverable	77,984	77,985
1.03	Permanent assets	4,269,431	4,827,664
1.03.01	Investments	4,269,431	4,827,664
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	4,268,200	4,826,433
1.03.01.02.01	Subsidiaries – Cost	3,843,296	4,395,187
1.03.01.02.02	Subsidiaries – Goodwill	574,850	596,035
1.03.01.02.03	Subsidiaries – Negative goodwill	(149,946)	(164,789)
1.03.01.03	Other investments	1,231	1,231
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred assets/charges	0	0

01.01 - IDENTIFICATION

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousands)

01.01 - IDENTIFICATION

03.01 - INCOME STATEMENT (in R$ thousands)

01.01 - IDENTIFICATION

03.01 - INCOME STATEMENT (in R$ thousands)

 FINANCIAL VALUES EXPRESSED IN THOUSANDS OF REAIS

1  Operating Activities

(a) Business

Companhia  de Bebidas das  Américas  AmBev (the  "Company"  or  "AmBev"), headquartered  in São Paulo,  Brazil,  produces and sells beer, draft beer, malt,  soft  drinks  and  other  non-alcoholic  beverages,  either  directly  or indirectly by participating in other companies in Brazil and abroad.

AmBev shares are traded on the São Paulo Stock  Exchange - BOVESPA,  and on the New York Stock Exchange - NYSE, as American Depositary Receipts - ADRs.

(b) Activities Abroad

The  Company's  primary  operations  are  in  the  Mercado  Comum  do  Cone  Sul
("Mercosul")  and in Venezuela,  the  subsidiaries  of which are included in the consolidation under CVM Instruction 247/96,  representing  approximately 5.0% of
2002 consolidated sales.

The Company and Quilmes Industrial S.A.  ("Quinsa")  announced on May 2, 2002 an agreement  to  integrate  their  Mercosul  operations.  The  first  stage of the transaction  consists of the  contribution,  by AmBev,  of its brewing assets in
Argentina, Paraguay and Uruguay, in exchange for 26.3 million new Class B voting shares to be issued by  Quinsa.  AmBev  will  also  acquire  from BAC  (Beverage
Associates  Corp.)  230.9  million  Class A voting  shares of Quinsa  for US$346 million. As a consequence of these two stages, which will happen simultaneously,
AmBev will hold 36.09% of the voting  rights and a 37.50%  economic  interest in
Quinsa  following  the  completion  of  the  transaction.  The  transaction  was submitted  for  review by the  "Secretaria  de  Defensa  de la  Competencia"  of
Argentina,  and the Company is  currently  awaiting the  necessary  approvals to complete the transaction.

On October 24, 2002 the Company and the Central  American  Bottling  Corporation
("CarbCorp"),  the principal  bottling company for PepsiCo  International,  Inc.
("PepsiCo")  in Central  America,  with  operations in Guatemala,  Honduras,  El
Salvador and Nicaragua, announced an alliance to jointly develop the beer market in Central America and the Caribbean. With this agreement, the companies seek to combine  Ambev's best  practices in beer  production,  sales and marketing  with
CarbCorp's  distribution  network  efficiency  and local  expertise  to create a strong local  competitor.  The new company to be  incorporated  will  strengthen
CarbCorp's participation in the competitive Central American beer market.

(c) Statutory/Corporate Restructuring

The  Company has been  implementing  several  measures  to simplify  the Group's
corporate   structure,    increasing   efficiency   and   productivity   through
administrative and operational  rationalization,  including the share buyback by
Industria de Bebidas  Antarctica  Polar S.A.  ("POLAR")  of all its  outstanding shares  during August 2002,  amounting to R$6,841,  which  represented  2.65% of total shares issued.

(d) Joint Venture, Licensing and Distribution Agreements

The Company holds a franchise agreement with PepsiCo for the bottling, sales and distribution of Pepsi products in Brazil,  including Gatorade, an isotonic sport drink, which is currently awaiting approval from CADE,  Brazil's  anti-trust and competition authority.  The agreement is valid until 2017 and may be renewed for additional ten-year periods, or terminated by either party with two year´s prior notice.

There is also an agreement allowing "Guaraná  Antarctica",  a soft drink, to be bottled, sold and distributed outside Brazil by PepsiCo,  which, under the terms of the agreement, is already selling the product in Portugal,  Puerto Rico and Spain.

The Company has licensing  agreements  with Carlsberg and Miller Brewing Co. for the production of Carlsberg and Miller beers,  and a joint venture with Unilever
Brasil Ltda. for the production and distribution of Lipton Ice Tea.

Additionally,    AmBev   and   Souza   Cruz   S.A.   have   established   Agrega
Inteligência  em  Compras  Ltda.  - in which  AmBev  holds 50% of its total shares - to manage the purchase of indirect materials and services through a B2B
- Business to Business internet portal.

2  Significant Accounting Policies

(a) Financial Statements

The Company's financial statements were prepared and are presented in accordance with accounting principles determined by Brazilian Corporate Law, and consistent with Brazilian Securities Commission - CVM regulations.

The  preparation  of financial  statements  requires  the use of  estimates  for recording  certain  assets,  liabilities and other  transactions.  The financial statements  include several such estimates  related to the useful lives of fixed assets,  provisions  for  contingent  liabilites,  provisions for income tax and other  similar  provisions  which,  while based on best  estimates,  may present variations from current data and values.

(b) Determination of Income

Income and expenses are recorded on an accrual basis. Sales revenues and related costs are recorded upon delivery of goods.

(c) Current and Long-Term Receivable Assets

Cash and due from banks-represented by highly liquid investments-are recorded at market value. Notes and  securities-represented  by highly liquid investments in foreign  currency,  government  securities,  certificates  of deposit  and other liquid  assets-are  recorded at cost plus  accrued  interest.  A  provision  for reduction to market values is recorded where necessary.

Investments which have a liquid market with original maturity of 90 days or less are  considered  cash and cash  equivalents  for  purposes  of the  consolidated statement of cash flows.

Other current assets and long-term assets are recorded at cost, including, where applicable,  earned  income.  A  provision  for  reduction  to market  values is recorded where necessary.

Inventories  are  recorded  at the  average  cost of  purchases  or  production, adjusted by a provision for reduction to realization values where necessary.  At
September  30, 2002 the  provision  for  reduction of  inventories  to their net realization value amounted to R$20,165 (June 30, 2002 - R$35,314).

The  allowance  for  doubtful  accounts  receivable  is  recorded  at an  amount considered  sufficient by management to cover probable losses arising from these receivables.

Advertising and marketing expenses are deferred,  and systematically  recognized in the statement of income,  based on projected monthly sales volumes consistent with seasonally adjusted sales estimates for the year.

(d) Permanent Assets

The Parent Company records  investments in subsidiaries  and  jointly-controlled companies  using the equity  method of  accounting,  including  segregating  the acquisition cost among equity-based value, goodwill and negative goodwill in its initial  appraisal.  Goodwill based on the  subsidiary's  fixed asset surplus is amortized proportionally to the depreciation or realization of the book value of its property,  plant and equipment,  whereas the goodwill attributable to future profitability is amortized over ten years;  amortization of goodwill is recorded under "Other  Operating  Expenses."  Negative  goodwill,  attributed  to various economic  factors,  will be amortized in the event of a sale, in accordance with
CVM regulations.

Property, plant and equipment is stated at cost and includes bottles and crates, as well as interest  expenses  incurred in financing the  construction  of major facilities. Maintenance and repair costs are recorded as expenses when incurred.
Losses from breakage of bottles and crates during production are included in the cost of goods sold.  Depreciation is calculated using the straight-line  method, taking into  account the useful  lives of assets,  at the annual rates listed in
Note-6.

Amortization of deferred  charges  comprising  pre-operating  expenses  incurred during the  implementation  and expansion of  industrial,  commercial and direct distribution units are recorded using the straight-line  method over a period of up to ten years,  from the atart-up date of the  operations  of those units.  At
September  30,  2002  the  accumulated  amortization  of  deferred  charges  was
R$533,926 (June 30, 2002 - R$460,882).

(e) Translation of Financial Statements of Subsidiaries and Affiliates Abroad

With the exception of Malteria Pampa S.A. ("Malteria  Pampa"),  Malteria Uruguay
S.A.  ("Malteria  Uruguay") and Cerveceria y Malteria Paysandu S.A.  ("Cympay"),
all financial  statements of subsidiaries  and affiliates  abroad are translated into Reais, using the local currency as their functional currency.  Accordingly, their assets and liabilities  were translated into Reais at the current exchange rate on the dates of the financial  statements.  Income statement  accounts were translated  each month at the respective  closing  exchange rate for the period, and shareholders' equity was translated at historical exchange rates.

The  financial  statements  for CCBA S.A.  ("CCBA")  in  Argentina  and for C.A.
Cevecera  Nacional  S.A.  ("CACN") in  Venezuela  include  inflation  accounting adjustments based on local price index variations (Argentina:  measured by INDEC
- the  National  Statistics  and Census  Institute of  Argentina,  which for the quarter was 25% and 121% for the year  to-date;  Venezuela:  measured by the IPC
Consumer  Price  Index,  which  for the  quarter  was  11% and 24% for the  year to-date).  The total effect of the inflation  accounting  adjustment during this quarter  (considering  the effects in income for the period and to shareholders'
equity of the subsidiaries), before taxes, was R$35,771 in Argentina and R$2,017 in  Venezuela  (accumulated  to-date:  R$80,623  in  Argentina  and  R$7,416  in
Venezuela) and is recorded under " Other Operating Income."

In addition,  the financial statements of the subsidiaries and affiliates abroad include exchange rate variations on those assets and liabilities  denominated in foreign currency. Gains and losses arising from the translation process are also recorded under "Other Operating Income."

In the cases of Malteria Pampa,  Malteria  Uruguay and Cympay,  their prices and cash flows are  primarily  based on the US dollar,  which is used to reflect the financial  positions  and  results  in the  economic  environments  where  those companies  operate.  As the US  dollar  has been  defined  as  their  functional currency, the following translation procedures were adopted:

(i) Inventories,  property, plant and equipment,  accumulated  depreciation,  as well as  shareholders'  equity  accounts  have been  remeasured in US dollars at historical  exchange rates and translated  into Reais,  while year-end  exchange rates are used for monetary assets and liabilities.

(ii)  Depreciation and other costs and expenses relative to assets remeasured at historical  exchange rates have been calculated  based on the value of assets in
US dollars.  Other income accounts were converted at average  exchange rates for the period; and

(iii)  Remeasurement  gains and losses are recorded in the Company's  income for the period as "Other Operating Income."

(f) Current and Long-term Liabilities

Current  and  long-term  liabilities  are stated at known or  estimated  values, including accrued charges, where applicable. Contingent liabilities are recorded when their  realization  is  considered  probable,  based on estimates of losses evaluated by outside legal counsel of the Company and its subsidiaries.

(g) Forward and Swap Operations in Currency, Interest and Commodities

The nominal values of forward and swap operations in foreign currency,  interest and commodities are not recorded on the balance sheet.

The valuation of financial  instruments  such as forward and swap  operations in currency and interest is presented at market  values.  However,  any  unrealized gains are limited to the yield curve of these  instruments,  and are recorded in the income statement for the period.

Net results of forward operations in currency designed  specifically to mitigate the Company's exposure to foreign exchange risk when acquiring its principal raw materials,  are deferred to be recorded in cost of goods sold,  thereby enabling the  matching  of  the  results  of  the  derivative  operation  with  the  cost recognition of the raw materials.

(h) Provisions for Contingencies and Liabilities Related to Tax Claims

Provisions for contingencies  are continually  updated for labor, tax, civil and commercial  claims being heard at administrative  and judicial levels,  based on estimates of losses  evaluated by outside  legal  counsel of the Company and its subsidiaries, for cases in which a loss is probable.

Contingent gains from tax savings arising from provisional  injunctions relating to claims  filed by the  Company and its  subsidiaries  against  applicable  tax authorities,  are subject to  provisioning  until  confirmation  through a legal definitive decision is obtained in favor of the Company and its subsidiaries.

(i) Investment Tax Credits

The  Company's  subsidiaries  have state sales tax  incentive  programs  for the deferral of sales taxes in which such taxes are partially or totally reduced. In some  states  the  grace  periods  and  reductions  are not  conditional.  Where conditions have been established,  however, they are related to events under the
Company's and its subsidiaries'  control.  The benefits relative to reduction in the  payment of taxes are treated as a reserve  for  investment  tax credits and recorded in the shareholders' equity of the subsidiaries on an accrual basis, or when the subsidiaries comply with the principal  requirements of state programs, as probable  benefits to be granted.  In the  Company's  consolidated  quarterly information  this  benefit is recorded  as  "Other  Operating  Income"
(September 30, 2002 - R$40,236; September 30, 2001 - R$24,142).

(j) Income Tax

Income tax and social  contribution  payments  on net income are  calculated  at rates  determined by applicable tax law.  Income tax and social  contribution is recorded  on an  accrual  basis,  including  deferred  taxes  calculated  on the difference between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, relating to future tax benefits of income tax credits,  tax loss  carry-forwards and credits on social contribution payments for subsidiaries in which the realization of such benefits is probable,
not  exceeding  ten  years,   based  on  the  present  value  of  future  income
projections,  in  compliance  with CVM  regulation  273/98  and CVM  instruction
371/02.

(k) Consolidated Quarterly Information

All assets,  liabilities and results of companies  controlled by the Company are consolidated,  showing the interest of minority  shareholders  in  shareholders'
equity and in the results of subsidiaries.

Investments in subsidiaries and the portion corresponding to their shareholders'
equity, as well as assets and liabilities,  and income and expenses arising from transactions between consolidated companies, were eliminated upon consolidation.

The  Consolidated   financial  statements  comprise  the  financial  statements, prepared as at the balance  sheet same dates,  of the Company and the  companies controlled by the Company,  either  directly or  indirectly,  as listed in Notes
3(a) and 4, respectively.

In the case of companies  jointly-controlled  through a shareholders' agreement, as listed  below,  the  consolidation  includes  the  proportion  of the assets, liabilities  and results of operations  equivalent to the percentage  holding by the Company in their share capital.

Proportionally  consolidated  assets,  amounted to R$543 at  September  30, 2002
(June 30, 2002 -  R$3,049),  and  negative  working  capital of R$601  (negative working capital of R$782 at June 30, 2002).

3  Equity in subsidiaries

(a) Equity in Direct Subsidiaries

(b) Investment Changes in Subsidiaries

(c) Goodwill and Negative Goodwill in the Acquisition of Subsidiaries

In July 2002, the Company acquired,  through its subsidiary CBB, 10,369 thousand common  shares,  47,000  Class B  preferred  shares and 8,000  Class C preferred shares  of  Cervejaria  Astra  S.A.  ("Astra"),  for the  amount  of  R$104,128, including goodwill of R$70,152, arising from expected future profitability to be amortized over 10 years.

In addition,  in July 2002, the Company  acquired  through its  subsidiary  CBB,
842,000  common  shares,  15,000  Class A preferred  shares and 447,000  Class B preferred shares of Cervejaria  Miranda Correa S/A ("Miranda  Correa"),  for the
amount of R$1.00 (one Real), including goodwill of R$5,514.

The sale of AmBev and its subsidiaries' interest in POLAR to CBB, at book value, resulted in R$14,843 in total  amortization of the existing negative goodwill on this investment.

4  Significant Indirect Subsidiaries

(i)  Headquartered abroad.
(ii) As a result of the ownership  interest increases that took place at the end of December 2001, CBB assumed the management control of Astra´s  operating activities, initiating full consolidation of its assets and liabilities in 2002.
(iii) During the quarter ended September 30, 2002,  Miranda  Correa's  financial statements began to be consolidated into the financial  statements of the Parent
Company (formerly effected using proportional consolidation).

5  Related Parties Transactions

Transactions  with  related  parties  include  the  buying  and  selling  of raw materials such as malt, labels, corks and various finished goods,  eliminated on
consolidation,   with  the  exception  of  f  jointly-controlled   subsidiaries'
(recorded using proportional consolidation).

Current account on agreements in place among the group´s companies have no specific maturity and accrue financial charges equivalent to funds raised by the
Company and its subsidiaries in the market.

6  Property, Plant and Equipment

At September 30, 2002 the subsidiaries held for sale real estate properties with a residual value of R$115,514 (June 30, 2002 - R$101,632), which are recorded as long-term  receivables at estimated  market values after deducting the provision for losses in the amount of R$68,463 (June 30, 2002 - R$63,947).

Non-operating  machinery,  equipment and other assets, with a carrying amount of
R$48,145  at  September  30, 2002 (June 30, 2002 -  R$51,535),  are  recorded as permanent assets at estimated market values, after a provision of R$54,784 (June
30, 2002 - R$51,745) recorded to cover for potential losses on realization.

During the quarter ended September 30, 2002, an additional R$7,555 provision for devaluation and potential losses on realization of assets was recorded.

7  Loans and Financing

(a) Guarantees

Loans and  financing  for the  expansion  and  construction  of new  plants  and purchase of equipment are secured through mortgages on the real estate of plants and liens on equipment.  Loans for the purchase of raw  materials  such as malt,
syndicated   loans  and  the  issuing  of  foreign  bonds  are  secured  through collaterals of AmBev companies.

(b) Maturity

(c) ICMS Sales Tax Incentives

Short and long-term  financing refers to programs  offered by certain  Brazilian
States,  through which a percentage of the ICMS sales tax due is financed by the
State's treasury agent, usually over five years.

The  remaining  amounts  refer to ICMS taxes,  payment of which is deffered  for periods  of up to 10  years,  as part of an  incentive  program  for  industrial plants.  The  percentages  deferred  may be fixed  during  the  program  or vary progressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed at 60% to 80% of a general price index.

(d) Syndicated Loan

The  syndicated  loan in Yen is  guaranteed  by  collaterals  of  AmBev  and its subsidiaries.  As of  September  30,  2002,  this  loan was  indexed  to a fixed interest  rate  of  5.76%  per  annum,  including  withholding  tax on  interest remittance abroad.

(e) Bonds issued in the international market

In December 2001, CBB issued US$500 million in bonds, guaranteed by AmBev. These bonds  incur  12.35%  interest  p.a.,  including  withholding  tax  on  interest remittance  abroad,  amortized  semi-annually,  with final  maturity in December
2011.

The Company  registered  these bonds on October 4, 2002 with the  Securities and
Exchange Commission - SEC, avoiding the potential  contractual  increase by 0.5%
p.a. of the interest rate.

(f) Contractual Clauses

The Company is in full compliance with debt and liquidity ratios regarding loans commitments.

8  Shareholders' Equity

(a) Statement of Changes in Shareholders´ Equity of the Parent Company

(b) Subscribed and Paid-in Capital Stock

The Company's capital stock of R$3,046,244 comprises 38,620,730 thousand shares,
consisting  of  15,795,903   thousand  common  shares  and  22,824,827  thousand
preferred shares, all of which are nominal with no-par-value.

(c) Warrants

The Company has  404,930  thousand  outstanding  warrants-142,039  thousand  for common shares and 262,891 thousand for preferred shares-which offer the right to purchase  five AmBev  shares  for each  warrant  of the same  share  class.  The exercise date of the warrants is April 2003.

The price will be determined based on the original  subscription  price of R$200 per  1,000  shares,  adjusted  as set  forth in the  share  issuance  materials, inflation  indexed  based the  IGP-M  inflation  index  plus 12%  interest  p.a.
calculated pro rata temporis, less the amount of dividends paid.

Should  public or private  subscription  occur at prices  lower than the warrant price, the warrant price shall be adjusted to match such subscription  price and all further  settlements  or  corrections  shall be set at this new price level.
This decision,  while allowing new shares to be issued at lower than the warrant price - as may occur when  issuing  convertible  debentures  - and  should  also benefit warrant holders.

In a letter received on November 1, 2002, AmBev was informed by the CVM that CVM legal  counsel  had a  different  interpretation  of this  matter,  and  that it considers  the prices of  subscriptions  made from 1996 to 2003, as described in the  Company's  Stock Option Plan,  be used to determine  the issue price of the warrants.

AmBev  respectfully  disagrees with the CVM's position,  and intends to question the CVM again, based on the opinion of the Company's outside legal counsel.  The
Company seeks the equitable treatment of all warrant holders and/or shareholders in general, though it typically does not arbitrate on their behalf.

(d) Appropriation of Net Income for the Period

The Company's by-laws provide for the following  appropriation of net income for the period, after legal deductions:

(i)  27.5%  as a  mandatory  dividend  payment  to all  shareholders.  Preferred shareholders  are legally  entitled to a dividend  10% greater than that paid to common shareholders.
(ii) An amount not lower than 5.0% and not higher than 68.8% of net income,  for the establishment of an investment  reserve, to finance the expansion of Company and subsidiary activities,  including subscriptions to capital increases and the creation of new businesses.
(iii)  Creation  of a reserve  for future  capital  increases  with the  balance remaining in net income for the year.
(iv)  Distribution  to employees  of 10% of net income for the period,  based on pre-existing criteria. Directors are allotted a 5.0% participation in net income for the period,  limited to the equivalent amount of their annual  remuneration, whichever is lower.  Profit  sharing is tied to individual  and corporate  goals previously fixed by the Board of Directors at the beginning of the period.

On September 26, 2002 the Company's  Board of Directors  approved a distribution of dividends  accrued to June 30, 2002,  of R$3.9700 per 1,000 common shares and
R$4.3670 per 1,000 preferred  shares,  net of applicable  taxes,  which shall be considered as pre-payment of the minimum mandatory dividends for this year, with payments  starting  on  November  25,  2002,  based  on the  shareholders´
position at October 25, 2002.

(e) Reconciliation  Between the Company's  Shareholders' Equity and Consolidated
Shareholders' Equity at September 30, 2002

(f) Treasury Stock

As of September 30, 2002, the Company held in treasury, for future cancellation,
40,400  thousand common shares and 81,837 thousand  preferred  shares,  totaling
R$55,618. In addition, as of September 30, 2002, the Company's subsidiary,  CBB, held 60,731 thousand common shares and 151,875 thousand  preferred shares issued by the Company in the amount of R$101,552.

During the quarter  ended  September  30,  2002,  the Company  paid  R$19,100 to repurchase 35,130 thousand common shares and 14,917 thousand preferred shares of its own stock.

9  Stock Option Plan

The  Company's  stock option plan (the  "Plan"),  as defined in the by-laws,  is managed by a committee of non-executive  members of the Company.  This committee periodically  creates stock ownership  programs for common and preferred shares, establishing  the terms and  categories  of employees to be  benefited,  and the price at which options will be exercised. This price cannot be lower than 90% of the average stock price traded on the São Paulo Stock  Exchange  during the three  business days prior to granting such options,  indexed to inflation up to the date of actual  exercise.  The number of options that may be granted  during each year cannot exceed 5.0% of the total number of shares of each class on that date.

When options are exercised, the Company may issue new shares, or use the balance of treasury  stock.  Stock options granted have no expiration  date.  Should the existing labor agreement come to an end, the options expire. The Company has the right to repurchase the shares purchased by employees at a price  established by existing  rules,  which take into  account the price paid by the  employee,  the inflation rate since the date of subscription and the current market price.

The  Company may finance  the  purchase of shares in  accordance  with rules set forth in the Plan.  Financing  arrangements  are normally for periods of no more than four years and carry 8.0%  interest  p.a.  above a specified  general price index.  These  loans are  guaranteed  by the  shares  issued  when the option is exercised. At September 30, 2002, the consolidated  outstanding balance of these loans totaled R$300,936 (June 30, 2002 - R$278,740).

10  Social Programs

(a) AmBev Pension Fund

CBB and its subsidiaries have two types of pension plans: a defined contribution model (open to new  participants)  and a defined  benefit  model  (closed to new participants since May 1998), with the possibility of migrating from the defined benefit  plan to the defined  contribution  plan.  These plans are  supported by participants  and by the  sponsor  and are  managed  by the  Instituto  AmBev de
Previdência Privada ("Instituto AmBev"). Their main purpose is to supplement  the  retirement  benefits of company  employees and  administrators.
During  the  quarter  ended  September  30,  2002,  the  Company's  subsidiaries contributed R$1,035 (September 30, 2001 - R$805) to Instituto AmBev.

(b) Fundação Antônio e Helena Zerrenner Instituição
Nacional de Beneficência (the "Zerrener Foundation")

The Zerrenner  Foundation's chief aims are to provide the sponsoring  companies'
employees and  administrators  with health care and dental  benefits,  to aid in professional  specialization or graduation courses,  and maintain  organizations that  provide aid and  assistance  to the  elderly,  through  direct  actions or financial aid agreements with other entities.

11  Provision for Contingencies and Liabilities Related to Tax Claims

The Company and its subsidiaries have other ongoing lawsuits of a similar nature which,  in the  opinion  of legal  counsel,  are  subject to  possible,  but not probable, losses of approximately R$955,000.

According to the Company's legal advisors,  the principal liabilities associated with tax claims and contingencies subject to probable losses are:

(a) Value-added Sales Tax (ICMS) and Excise Tax (IPI)

This  provision  is  related  mainly to tax  claims  on zero rate IPI  estimated credits and to  extemporaneous  ICMS and IPI credits on  purchases  of property, plant and equipment.

(b) Social  Integration  Program  (PIS) and  Contribution  for  Social  Security
Financing (COFINS)

The Company obtained an injunction that recognizes its right to withhold PIS and
COFINS on billings,  exempting it from  withholding  such taxes on other income.
Unpaid values are being recorded  monthly in this account until such time as the
Company obtains a favorable legal  decision.  Amounts  recorded during the third quarter of 2002 totaled R$56,492 (second quarter 2002 - R$28,891).

(c) Income Tax and Social Contribution payments on Net Profits (CSLL)

This provision  relates  primarily to the  recognition of the  deductibility  of interest on own capital paid in 1996,  based on the social  contribution  tax on net income.

(d) Distributors' Claims

These result mainly from cancelled agreements between the Company's subsidiaries and certain  distributors,  by virtue of the restructuring process being carried out in its distribution  network,  and in some cases, because of a distributors'
non-compliance with Company instructions.

(e) Other Provisions

These are substantially related to issues involving the National Social Security
Institute - INSS, products and suppliers.

12  Income Tax and Social Contribution Payments on Net Income (CSLL)

(a)  Reconciliation  of  Consolidated  Income Tax and CSLL  Expense to Statutory
Rates

b) Composition of Deferred Taxes

The deferred income tax asset includes the effect of tax loss  carry-forwards of
Brazilian  subsidiaries,  which  have no  expiration  date and are  off-settable against future taxable income, excluding the amount of R$143,732.  Additionally, the  corresponding  fiscal  benefit for foreign  subsidiary  tax losses,  in the amount of  R$55,341,  was not  recorded as an asset,  as the  Company  considers realization as unlikely.

It is estimated that the balance of deferred  taxes on temporary  differences at
September  30, 2002 will be realized  by fiscal  year 2008.  However,  it is not possible to foresee in the years ahead when these temporary  differences will be realized,  as a major part of these differences  relates to legal decisions over which the Company has no control.

The forecast of future taxable income includes several  estimates related to the performance of the economy in Brazil and abroad,  exchange rates, sales volumes, sales prices,  tax rates and any other factors that may differ from current data and amounts.

Since the income tax and social  contribution  payments on net income derive not only from taxable profits but also from the Company's  taxable and  shareholding structure,  the existence of non-taxable income,  non-deductible  expenses,  tax exemption  and  incentives  plus several other  variables,  there is no relevant correlation  between  the  Company's  net  profit  and the income tax and social contribution payment net results. Therefore, the offset of the tax losses should not be taken as an indicator of the Company's future profits.

13  Insurance

At September 30, 2002 the principal assets of the Company and its  subsidiaries, such as property, plant and equipment and inventories, were insured against fire and other risks at their market values.  The insurance  coverage of the policies in effect amounted to R$5,872,402.

14  Consolidated Financial Income and Expenses

 * Considered  the effects of recording the Company's  financial  assets at market value.

Short-term  investments,  as well as the derivatives  instruments carried by the
Company,  are re-stated  based on their specific  market  values.  The Company's financial  liabilities,  represented primarily by the foreign bonds,  syndicated loans and Import Financing,  are stated at cost,  subject to their initial fixed interest  rates,  plus any  monetary  and  exchange  variations,  based on their closing indices for each period.

The financial  assets'  market value was hedged against  financial  liabilities, allowing  the  Company to call at any time,  although  it intends to carry these assets to maturity. Therefore, if these instruments happen to be liquidated only on their  respective due dates, the negative effect between market value and the estimated yield curve should be totally eliminated. Had the Company been able to
reflect   its   liabilities   at   market   value,   a  gain  of   approximately
R$678,152--before   income  tax  and  social   contribution   payments   on  net
profit--would have been recognized at September 30, 2002, as shown below:

The criteria used to determine these gains are:

a) Bonds:  secondary market value of the bonds based on the closing quotation at the period due date - September 30, 2002 (approximately 72% of face value);

b) Syndicated Loan: estimated value based on the secondary market for securities carrying a similar risk (on average, 11% p.a.);

c) Import  Financing:  estimated  value for negotiating  new  transactions  with financial  institutions  at the  period  due  date -  September  30,  2002,  for instruments with similar maturity terms (on average, 12% p.a. ).

15  Financial Risks

(a) General

A significant part of the Company's  financing,  as well as the liabilities with suppliers,  is denominated  in foreign  currency.  In addition,  the Company has assets in Argentina, Venezuela, Uruguay and Paraguay, representing approximately
27% of its total assets.

The  Company  and its  subsidiaries  hold cash and cash  equivalents  in foreign currency, and enter into currency,  interest and commodities swap agreements and currency  forward  contracts  to hedge  against  the  effects of  exchange  rate variations  on the  consolidated  exposure to foreign  currency,  interest  rate fluctuations, and changes in raw materials prices, particularly aluminum.

(b) Derivatives Instruments

At September 30, 2002, the consolidated nominal value of the derivatives totaled
R$9,695,417 (June 30, 2002 - R$6,255,898), as shown below:

Currency and Interest Rate Hedge

These  financial  instruments  are recorded at the quoted market prices in their applicable markets at September 30, 2002.

Currency and Commodities Hedge

These financial  instruments are recorded at market value; for the quarter ended
September 30, 2002, gains of R$252,219 were deferred arising from net results of the currency forward and commodities  operations,  entered into  specifically to minimize the Company's  exposure to foreign currency  exchange rate fluctuations and to the prices of raw materials to be acquired.  This value will be stated in the result when the corresponding sales of the finished goods occurs.

During the quarter  ended  September  30, 2002,  R$93,459,  related to the gains arising from these operations, was recognized as a credit related to the cost of goods sold.

(c) Concentration of Credit Risk

A substantial  part of the Company's  sales are to  distributors  within a broad distribution  network.  Credit risk is reduced due to a large  number of clients and the  controlling  procedures  that  monitor  this  risk.  Historically,  the subsidiaries have not registered  significant losses on accounts receivable from clients.

To  minimize  the  credit  risk of its  investments,  the  Company  has  adopted procedures for the allocation of cash and investments, taking into consideration the limits and credit  ratings of financial  institutions  to prevent any credit risk concentration.

16  Other Operating Income (Expenses), Net

* Relative to the recovery of taxes and contributions,  the Company reclassified the  amount  of  R$14,917  from  non-operating  income  to  operating  income at
September 30, 2001.

17  Other Non-operating Income (Expenses), Net

Please refer to the consolidated analysis - Section 8 - in this document.

01.01 - IDENTIFICATION

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousands)

1 - Code	2 – Description	3 - 9/30/2002	4 - 6/30/2002
1	Total assets	12,887,202	11,411,848
1.01	Current assets	5,685,597	5,113,062
1.01.01	Available funds	583,289	47,084
1.01.01.01	Cash and due from banks	583,289	47,084
1.01.02	Credits	4,248,645	4,101,582
1.01.02.01	Marketable securities	3,211,421	3,138,646
1.01.02.02	Trade accounts receivable	514,491	510,123
1.01.02.03	Allowance for doubtful receivables	(143,127)	(139,720)
1.01.02.04	Taxes recoverable	382,747	406,616
1.01.02.05	Other accounts receivable	283,113	185,917
1.01.03	Inventories	774,440	848,463
1.01.03.01	Finished goods	190,784	165,474
1.01.03.02	Work in progress	56,805	45,805
1.01.03.03	Raw materials	311,775	429,797
1.01.03.04	Production materials	93,437	90,418
1.01.03.05	Bottles and crates	21,862	15,601
1.01.03.06	Supplies	99,777	101,368
1.01.04	Other	79,223	115,933
1.01.04.01	Prepaid expenses	79,223	115,933
1.02	Long term receivables	3,091,342	2,470,428
1.02.01	Credits	496,821	503,023
1.02.01.01	Deposits for tax incentive investments	33,587	65,705
1.02.01.02	Compulsory deposits	7,768	14,013
1.02.01.03	Deposits in court	222,199	204,957
1.02.01.04	Real Estate for sale	115,514	101,632
1.02.01.05	Excess assets – IAPP	20,792	20,792
1.02.01.06	Other accounts receivable	96,961	95,924
1.02.02	Receivables from related parties	2,165	8,633
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	2,165	8,633
1.02.02.03	Other related parties	0	0
1.02.03	Other	2,592,356	1,958,772
1.02.03.01	Deferred income tax and social contribution payments	1,947,538	1,332,533
1.02.03.02	Other recoverable taxes	343,882	347,499
1.02.03.03	Loans to employees for purchase of shares	300,936	278,740
1.03	Permanent assets	4,110,263	3,828,358
1.03.01	Investments	667,963	610,255
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	644,659	581,086
1.03.01.02.01	Subsidiaries – Goodwill	794,605	745,875
1.03.01.02.02	Subsidiaries – Negative goodwill	(149,946)	(164,789)

1.01 - IDENTIFICATION

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousands)

01.01 - IDENTIFICATION

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$
thousands)

1 - Code	2 – Description	3 - 9/30/2002	4 - 6/30/2002
2	Total liabilities and shareholders' equity	12,887,202	11,411,848
2.01	Current liabilities	3,114,952	3,092,482
2.01.01	Loans and financing	1,380,206	1,726,448
2.01.02	Bank loans and financing	1,380,206	1,726,448
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	491,322	390,905
2.01.04	Taxes and contributions	467,790	444,270
2.01.04.01	Value added tax on sales and services - ICMS	175,457	158,595
2.01.04.02	Excise tax – IPI	34,022	37,558
2.01.04.03	Tax liability with deferred ICMS	138,848	138,529
2.01.04.04	Income tax and social contribution payments	52,245	31,070
2.01.04.05	Other	67,218	78,518
2.01.05	Dividends payable	171,467	164,166
2.01.05.01	Dividends	171,467	164,166
2.01.06	Provisions	172,062	160,187
2.01.06.01	Payroll and labor charges	102,407	93,573
2.01.06.02	Statutory	41,626	37,098
2.01.06.03	Other	28,029	29,516
2.01.07	Payable to related parties	0	0
2.01.08	Other	432,105	206,506
2.01.08.01	Other accounts payable	432,105	206,506
2.02	Long-term liabilities	5,629,247	4,633,938
2.02.01	Loans and financing	4,243,697	3,347,009
2.02.01.01	Bank loans	4,243,697	3,347,009
2.02.02	Debentures	0	0
2.02.03	Provisions	905,891	808,644
2.02.03.01	For contingencies	905,891	808,644
2.02.04	Payable to related parties	0	0
2.02.05	Other	479,659	478,285
2.02.05.01	Deferred income tax and social contribution payments	32,287	26,644
2.02.05.02	Tax liability with deferred ICMS	309,467	319,852
2.02.05.03	Medical assistance and other benefits	51,470	53,806
2.02.05.04	Funding for the Zerrener Foundation	66,874	61,370
2.02.05.05	Other	19,561	16,613
2.03	Deferred income	0	0
2.04	Minority interest	80,144	100,922
2.05	Shareholders' equity	4,062,859	3,584,506
2.05.01	Paid-in capital	3,046,244	3,046,244
2.05.02	Capital reserves	16,592	16,592
2.05.02.01	Share premium and goodwill	4,867	4,867
2.05.02.02	Goodwill in the write-off of treasury stock	11,725	11,725

01.01 - IDENTIFICATION

 06.02 - CONSOLIDATED  BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY
(in R$ thousands)

01.01 - IDENTIFICATION

07.01 - CONSOLIDATED INCOME STATEMENT  (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 7/1/2002 to 9/30/2002	4 - 1/1/2002 to 9/30/2002	5 - 7/1/2001 to 9/30/2001	6 - 1/1/2001 to 9/30/2001
3.01	Revenue from sales and/or services	3,301,402	9,505,709	3,011,731	8,966,639
3.02	Deductions	(1,617,021)	(4,615,880)	(1,504,099)	(4,591,626)
3.03	Net sales and/or services	1,684,381	4,889,829	1,507,632	4,375,013
3.04	Cost of goods and/or services sold	(758,834)	(2,343,123)	(805,145)	(2,349,205)
3.05	Gross Income	925,547	2,546,706	702,487	2,025,808
3.06	Operating expenses/income	(1,005,966)	(2,126,925)	(493,034)	(1,516,836)
3.06.01	Sales	(282,784)	(912,538)	(314,934)	(816,655)
3.06.01.01	Marketing	(153,825)	(529,296)	(197,481)	(491,935)
3.06.01.02	Direct distribution	(128,959)	(383,242)	(117,453)	(324,720)
3.06.02	General and administrative	(261,970)	(635,067)	(64,708)	(423,769)
3.06.02.01	Administrative	(95,273)	(272,149)	(81,816)	(242,962)
3.06.02.02	Management fees	(2,317)	(7,269)	(1,498)	(8,052)
3.06.02.03	Depreciation, amortization and depletion	(91,965)	(241,764)	(62,939)	(185,616)
3.06.02.04	Provisions for contingencies	(72,415)	(113,885)	81,545	12,861
3.06.03	Financial and interest	(587,706)	(813,017)	(165,463)	(379,635)
3.06.03.01	Financial and interest income	1,187,577	2,188,777	379,428	616,672
3.06.03.02	Financial and interest expenses	(1,775,283)	(3,001,794)	(544,891)	(996,307)
3.06.04	Other operating income	165,319	349,776	93,385	196,648
3.06.05	Other operating expenses	(38,825)	(116,079)	(41,314)	(93,425)
3.06.06	Equity in the income of subsidiaries	0	0	0	0
3.07	Operating income	(80,419)	419,781	209,453	508,972
3.08	Non-operating income	9,166	(45,493)	1,491	21,256
3.08.01	Income	21,500	28,054	5,991	29,046
3.08.02	Expenses	(12,334)	(73,547)	(4,500)	(7,790)
3.09	Income before taxes/profit sharing	(71,253)	374,288	210,944	530,228
3.10	Provision for income tax and social contribution payments	(46,003)	(98,819)	8,971	(45,161)
3.11	Deferred income tax	609,362	791,214	50,766	213,891

01.01 - IDENTIFICATION

07.01 - CONSOLIDATED INCOME STATEMENT (in R$ thousands)

São Paulo, November 11, 2002 - Companhia de Bebidas das Américas -
AmBev [NYSE:  ABV, ABVc and BOVESPA:  AMBV4,  AMBV3],  the world's fifth largest brewer and Brazil's  leading beverage  company,  today announced its results for
the  third  quarter  2002  (3Q02).   The   following   financial  and  operating
information, unless otherwise indicated, is presented on a consolidated basis in nominal Reais pursuant to Brazilian Corporate Law. Comparisons, unless otherwise stated, refer to the third quarter of 2001 (3Q01).

OPERATING AND FINANCIAL HIGHLIGHTS

Brazilian  beer sales  volume  grew  2.5%;  net  sales/hl  rose 12.2% to R$93.3;

Brazilian  beer market share rose to 70.1% in September  2002 from 67.8% in June
2002;

Soft drink sales volume declined 8.0%, with net sales/hl up 18.7% to R$60.9;

Consolidated net sales increased 11.7%, reaching R$1,684.4 million;

EBITDA in the quarter grew 59.7% to R$622.3 million;  EBITDA margin rose 11.1 pp to 36.9%;

EPADR was R$1.29, or US$0.33, during the third quarter;

Net debt to EBITDA was 0.8x and net interest coverage was 7.8x.

Comments from Marcel Telles, Co-Chairman of AmBev's Board of Directors:

"EBITDA in the third  quarter  rose  59.7%,  faster  than the growth rate in the previous two quarters.  We achieved significant revenue growth in real terms and reduced  costs in nominal  terms  despite  inflation of 7.93%.  We realized cost savings of R$29  million  this quarter and remain  committed  to  delivering  an additional R$71 million in the fourth quarter.  We reiterate 2003 cost reduction in the range of R$150-200 million.

More  importantly,  our  management  team is once again  proving  its ability to create  value even in  difficult  times by both  innovative  investments  in our brands and enhancing distribution efficiencies.  On the treasury side, the right steps were taken to protect  the Company  from  political  uncertainty  and U.S.
dollar exposure.  Our track record of operating in unfavorable macro conditions, as well as the defensive nature of our business,  make us cautiously  optimistic about 2003."

Values may not add due to rounding.

OPERATING PERFORMANCE BY BUSINESS SEGMENT

Top line  growth and cost  cutting  efforts  drove  profitability  higher in the
Brazilian  beer  segment  this  quarter.  With volumes up 2.5% and net sales per hectoliter up 12.2%,  net sales rose 15.1% to R$1,273.5  million from  R$1,106.6 million in the same period last year. The  double-digit  growth in net sales per hectoliter,  which  reached  R$93.3  in the  quarter,  was  mainly  due to price adjustments  that took  place in  October  2001 to  reflect  the cost  impact of currency  devaluation.  Direct distribution also caused net sales per hectoliter to rise. This quarter,  direct sales accounted for 25.8% of total Brazilian beer volumes,  compared to 25.5% in same  period last year.  The shift in mix towards returnable 600 ml bottles negatively impacted net sales per hectoliter since per liter prices are below those of one way formats  despite having higher  margins.
Returnable  600 ml bottles  represented  68.2% of the beer sales mix compared to
68.0% in the third quarter of 2001.

Market share in September  reached  70.1% from 67.8% in June 2002 as a result of our POS execution and the continuous  investment in our brands.  Also,  industry discount levels, mainly in supermarkets, were curtailed. In September, the price gap between AmBev's brands and the low priced brands  continued to narrow across all  channels  following  the impact of the  currency  devaluation  on  industry production costs.

Volumes of our  super-premium  brand,  Bohemia,  increased  65% in the  quarter, reaching 1.9% market  share.  We continue to roll out our  proprietary  sub-zero beer  coolers.  As of  September  30,  2002,  105,000  coolers had already  been installed at strategic  points of sale and we expect to place 10,000  additional coolers by year end.  Those  coolers are  proving to be a powerful  tool for our revenue management and per capita growth strategies.

Cost of goods sold per hectoliter,  excluding depreciation fell 5.5% and reached
R$32.6.  This was mainly a result of our strategy to hedge  dollar-linked  costs such as aluminum cans, malt and hops. The implicit  average exchange rate in our costs  this  quarter  was  R$2.45/US$,  compared  to  R$2.55/US$  in  3Q01.  Per hectoliter costs also declined this quarter since supplier terms improved. Also, manufacturing  productivity  in the  quarter  rose by 6.9%  compared to the same period last year.

Selling,  general and  administrative  expenses  reached  R$352.4 million in the quarter,  12.1% higher than the R$314.4  million  registered  in the same period last year.  This  increase was due to the  expansion of our direct  distribution network and non-recurring  projects such as the Shared Services Center and other
IT  initiatives.  Total  non-recurring  SG&A charges in the quarter  amounted to approximately R$10.0 million.  Additionally,  depreciation and amortization rose
64.1% due to continued  investment  in direct  distribution  and  sub-zero  beer cooler placements.

EBIT was R$410.2  million,  54.9%  higher when  compared to the R$264.8  million registered  in the third  quarter of 2001.  EBIT  margin was 32.2%,  compared to
23.9% last year.

Finally,  EBITDA grew 45.5%, reaching R$551.3 million. EBITDA margin rose by 9.1 percentage  points to 43.3% in the third quarter of 2002.  Brazilian beer EBITDA accounted for 88.6% of total consolidated EBITDA, compared to 97.3% in the third quarter of 2001.

Soft Drinks Net sales per hectoliter  grew 18.7% in the quarter to R$60.9 due to the combined  effect of price  increases,  a positive  shift in mix towards core brands  Guarana  Antarctica  and Pepsi  Trademark,  and more direct  sales which reached  46.3%  of  volume  compared  to 44.6% in the  year-ago  quarter.  AmBev continued  to  successfully  close its price gap with the market  leader.  These efforts have been  enhanced by Pepsi Twist,  which has 0.5% market share despite availability  in  single  serves  only,  that  account  for less than 30% of the market.  Pepsi Twist  launched a 2-liter PET package in selected  markets during the month of August.

Net sales per  hectoliter  growth was partially  offset by a contraction  in the
Brazilian  soft drink market since our market share was marginally up versus the prior quarter (16.6% in September 2002 compared to 16.3% in June 2002).

Cost of goods sold per hectoliter,  excluding depreciation, fell 2.6% to R$33.6, mainly driven by the positive effect of our  dollar-linked-hedged  costs such as aluminum cans and one-way plastic  bottles.  Cans sales rose to 26.1% of our mix compared  to  23.9% in the same  period  last  year,  partially  offsetting  the positive trends on the cost side, but at a higher margin.

Selling, general and administrative expenses were 1.8% below last year at R$67.9 million,  despite  inflation  of 7.9% in the last twelve  months,  according  to
IPCA-Fipe.  This decline is primarily  due to our overall cost cutting  efforts, which also affected soft drinks.

EBIT for the segment this quarter was R$34.4 million compared to an EBIT loss of
R$3.4 million last year. EBITDA was R$52.8 million compared to R$13.7 million in the third quarter of 2001.  EBITDA margin  reached 21.4% and soft drinks segment
EBITDA represented 8.5% of the consolidated total.

Consolidated volumes from our international  operations rose 29.6% over the same period last year.  Consolidated EBITDA was US$1.2 million, flat when compared to the year-ago  quarter despite the difficult  environment in most countries where we operate.  Operations in Uruguay and Paraguay  accounted for an EBITDA loss of
US$0.3 million.

Beer sales  volume in  Argentina  grew 14.0% in the third  quarter  and our beer market share in September reached an all-time record of 18.3%, compared to 17.5%
in last June.  Net sales per  hectoliter  reached  US$16.5,  64.1% from 3Q01. In
Argentine  Pesos,  net sales per  hectoliter  increased  from  P$42.5 in 3Q01 to
P$98.3 this quarter.

Due to the cost cutting efforts made to confront the economic  scenario,  EBITDA margins remained stable at 8.6% in the quarter compared to 9.0% in 3Q01.  EBITDA in Argentina reached US$0.6 million.

Sales volume in Venezuela  grew 22.8% in the third quarter of 2002 when compared to the same period last year.  Additionally,  the launch of Brahma  Light in the fourth  quarter of 2001 and the  expansion of direct  distribution  continued to drive positive  volume trends.  Direct sales accounted for 85.1% of total sales, compared to 58.0% in the year-ago quarter.  As of September 30, 2002, our market share,  according to CAVEFACE,  was 6.8%, compared to 5.8% in September 2001. In
US dollar terms, net sales per hectoliter  decreased 28.2% to US$45.5.  In local currency,  however,  net sales per hectoliter were B$58.6, 43.1% higher than the
B$41.0 in the third quarter of 2001.

Third quarter EBITDA in Venezuela was US$0.9 million, compared to an EBITDA loss of US$0.6 million in the third quarter of 2001.

Net sales for the third quarter of 2002 amounted to R$67.6  million,  a decrease of 12.4% over the R$77.2  million  registered  during the same period last year.
EBITDA from this segment was R$14.2 million,  compared to a R$6.0 million EBITDA loss during the same period last year.

Net sales for this segment in the third  quarter were  comprised of  by-products from  AmBev's  core  beverage  businesses  (21%);  non-alcoholic  non-carbonated beverage  sales,  such as Gatorade,  Marathon,  Lipton Ice Tea and Fratelli Vita
mineral water (39%) and malt sales to third parties (40%).

The reason for the decline in other  sales was the  removal of Molson's  Bavaria brand from our  distribution  network since the beginning of this year. Sales of non-carbonated beverages rose 48% principally due to the addition of Gatorade to our portfolio during the first quarter of 2002.

CONSOLIDATED RESULTS

Net sales  during the  quarter  rose 11.7% to  R$1,684.4  million  due to strong increases in net sales per hectoliter in the Company's core beer and soft drinks operations in Brazil (12.2% and 18.7%, respectively).

Values may not add due to rounding.

Total cost of goods  sold,  excluding  depreciation,  decreased  5.3% to R$681.7 million  in the third  quarter  of 2002.  Raw  material  cost per  hectoliter  -
primarily  composed  of malt and hops for beer and sugar for soft  drinks - rose due to the  growth  of beer  volumes  as a  percentage  of the  total.  Beer raw material  costs per  hectoliter  are  significantly  above those of soft drinks.
Packaging cost per  hectoliter,  for the most part composed of aluminum cans and
PET  bottles,  fell this quarter  because the price of these  dollar-denominated commodities  was lower in Real terms as a result of the implicit  exchange  rate from hedge transactions  (R$2.45 in 3Q02 against R$2.55 in 3Q01). Labor cost per hectoliter  remained  flat when  compared to same period last year.  Other costs decreased  significantly in the quarter,  mainly because improved  manufacturing process  efficiency.  On a per  hectoliter  basis,  total  cost  of  goods  sold excluding depreciation was R$36.7, 6.2% lower than the year-ago quarter.

Values may not add to rounding.

Selling,  general and  administrative  expenses  were 2.4% above the same period last year.  Selling and marketing  expenses totaled R$153.8 million, a reduction of 22.1% or R$43.7 million, of which R$6.7 million was due to a lower percentage of annual  marketing  expenses  being  allocated to this year's  third  quarter, compared to the year-ago  quarter,  in line with AmBev's policy of booking these expenses according to a seasonal volume curve.

General  and  administrative  expenses  rose 17.1% to R$97.6  million due to the implementation  of the new Shared  Services  Center and  information  technology projects  which are expected to enable future cost cutting by  centralizing  and automating operational and administrative functions.

Depreciation and amortization  rose 46.1% to R$92.0 million due to the continued
investment in direct distribution and sub-zero beer cooler placements.

Direct  distribution  accounted  for  31.7% of total  sales  volume  during  the quarter, compared to 29.3% during the same period last year. Direct distribution expenses  were  R$129.0  million  in the  quarter,  or 9.8%  above the  year-ago quarter,  as direct sales volume continued to rise. Direct distribution cost per hectoliter  was  R$21.3  in the  quarter,  compared  to  R$20.5  per  hectoliter registered  in the  year-ago.  This 3.9%  increase is primarily  due to a higher percentage of direct sales to bars and traditional points of sale where on a per hectoliter basis, distribution costs are more expensive; however, sales to these channels are more profitable.

Third quarter  provisions  totaled  R$72.4  million.  This amount is composed of
R$56.5  million  related  to a dispute  regarding  whether  financial  income is subject to PIS/COFINS tax, R$10.1 million for labor provisions and R$5.8 million for impaired assets and other items.

Net other operating  income during the third quarter  totaled  R$126.5  million, composed  of a R$104.3  million  foreign  exchange  gain on  investments  abroad
(principally  Malting plants in Argentina and Uruguay whose functional  currency is the US dollar),  and a R$40.2 million gain on financed sales taxes which were forgiven by the government (tax incentives),  and R$8.8 million for other items.
These  amounts  were  partially  offset by  goodwill  amortization  (Antarctica,
Cympay, Salus) of R$26.8 million.

AmBev's  foreign  currency  exposure is fully  protected by hedge  transactions, which involve cash investments in U.S.  dollar-linked assets, as well as the use of swaps and  derivatives.  Additionally,  the company  hedged US$350 million of additional  currency  exposure in connection with the Quinsa  investment,  which will be paid at the closing  date.  In the last 12 months  ended  September  30,
2002,  the Real  depreciated  34.7%  against  the US  dollar.  In the last three months, the US dollar coupon increased from 11.5% p.a. to 26.5% p.a.. Therefore, wide  swings in the  Real/US  dollar  exchange  rate and  interest  rates  cause significant variations in financial income and expenses. However, all short-term variations  as a result of this  volatility  should  be  offset  until the final maturity of each instrument held.

* Financial assets were marked to market.

Different from US GAAP,  under Brazilian  Corporate Law accounting,  liabilities are carried at  historical  book value rather than market value while assets are carried  at the  lower of market  value or  historical  book  value.  Thus,  our financial income includes a loss of R$732 million since all financial assets are marked to market as of September  30, 2002.  Since the Company  intends to carry these assets to maturity,  this loss will be reverted over time. Had the company been able to reflect  its  liabilities  at market  value,  as is the norm for US
GAAP,  it would have  realized  a gain of R$678  million  and the net  financial result  would have been R$90.5  million.  Regarding  our capital  structure,  we reiterate  our  commitment  to enhance the  Company's  investment  grade  credit profile by reducing short term trade finance. This quarter, we amortized R$897.3 million.

Values may not add due to rounding.

Net income  during the  quarter  reached  R$497.4  million,  compared to R$233.1 million during the same period last year. Earnings per ADR were US$0.33 (R$1.29)
in the third  quarter of 2002,  compared to US$0.24  (R$0.60) in the same period last year,  despite the currency  devaluation in the period. Net income was also affected by:

o        Non-Operating Income/Expense

During  the  third  quarter  of 2002,  non-operating  income  amounted  to R$9.2 million, composed of a gain of R$18.8 million on asset sales and a loss of R$9.6 million related to other items.

o        Income Tax and Social Contribution

The amount provisioned for income tax and social contribution during the quarter was a net benefit of R$563.4 million. At the full tax rate of 34%, third quarter income tax  provision  would have  amounted to a net benefit of R$27.5  million.
AmBev realized tax savings since profits  generated in  subsidiaries  abroad are non-taxable  in Brazil,  generating a gain of R$502.6  million.  Also,  financed sales taxes which were forgiven by the government (tax Incentives) accounted for an additional benefit of R$13.7 million in the quarter.

o        Profit Sharing and Contributions

For  the  three-month  period  ended  September  30,  2002,  R$9.5  million  was provisioned for employee profit sharing.

o        Minority Interest

Third quarter minority interest totaled R$14.8 million,  due to losses generated in subsidiaries that are not wholly owned by AmBev. This is principally  related to losses in the Argentine and Venezuelan subsidiaries.

RECENT DEVELOPMENTS

On October 24,  2002,  AmBev and CabCorp,  the main  PepsiCo  bottler in Central
America,  with  operations in Guatemala,  Honduras,  El Salvador and  Nicaragua,
announced an alliance to jointly explore the Central American and Caribbean beer markets.  The new joint  venture will allow both  companies  to combine  AmBev's production,  marketing  and selling  best  practices  in the beer  segment  with
CabCorp's distribution efficiency and expertise in the Central American beverage market,  thus  leading to a strong  player in the region.  This new company will provide AmBev with low-risk access to the beer industry in that region.

On September 27, 2002, AmBev announced the approval by the Board of Directors of a  dividend  payment  referring  to first  half 2002  profits  in the  amount of
R$0.39700 per common ADR and R$0.43670  per  preferred  ADR to  shareholders  of record on October 25, 2002.

Also,  AmBev  announced that its Board of Directors  approved the renewal of the
R$200  million  buyback  program of common and preferred  shares of AmBev.  This program  is valid  for a period  of 90 days and may be  renewed  for  successive
90-day  periods  in case the  total  amount  approved  is not  reached  over the established  period.  During the period,  AmBev may repurchase up to 327,019,979 common shares and 2,130,359,450  preferred shares,  representing 8.90% and 9.85%
of the respect free float of each class (i.e.  3,674,199,787  common  shares and
21,629,594,499  preferred  shares).  The Board of Directors  also  approved,  in accordance with CVM Instruction  290/98 and 291/98,  the issuance of put options for each class of shares, respecting the limits set for the overall program.

In the third  quarter,  the  Company  realized  R$19.1  million  of the  buyback program, composed of 35.1 million common and 14.9 million preferred shares.

3Q02 EARNINGS CONFERENCE CALL

Statements  contained  in this press  release may contain  information  which is forward-looking and reflects  management's  current view and estimates of future economic circumstances,  industry conditions, company performance, and financial results.  Any  statements,  expectations,  capabilities,  plans and  assumptions contained in this press release that do not describe  historical  facts, such as statements  regarding the declaration or payment of dividends,  the direction of future  operations,  the  implementation  of principal  operating  and financing strategies  and  capital  expenditure  plans,  the  factors or trends  affecting financial condition,  liquidity or results of operations, and the implementation of the measures required under AmBev's  performance  agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are  forward-looking  statements  within the  meaning of the U.S.  Private
Securities  Litigation  Reform  Act of 1995 and  involve  a number  of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions,  industry conditions,  and operating factors. Any changes in such  assumptions or factors could cause actual results to differ  materially from current expectations.

For additional information, please contact the Investor Relations Department:

          Dana Voelzke                               Alexandre Saddy
          (5511) 3741-7560                           (5511) 3741-7553
          acdanav@ambev.com.br                       acars@ambev.com.br

                                  WWW.AMBEV-IR.COM

Our investor relations website has additional  corporate financial and operating information,  as well as  transcripts  of conference  calls.  Investors may also register to  automatically  receive press  releases by e-mail and be notified of company presentations and events.

Values may not add due to rounding.

Values may not add due to rounding.
* Excludes treasury shares of AmBev and CBB.

CONSOLIDATED BALANCE SHEET Corporate Law R$000	Sept. 30, 2002	June 30, 2002
ASSETS		
Cash	583,287	47,084
Marketable Securities	3,211,421	3,138,646
Accounts Receivable	371,366	370,404
Inventory	774,440	848,463
Recoverable Taxes	382,747	406,616
Prepaid Expenses	79,223	115,933
Other	283,114	185,917
Total Current Assets	**5,685,597**	**5,113,062**
Recoverable Taxes	2,291,420	1,680,032
Receivable from Employees/Financed Shares	300,936	278,740
Deposits/Other	498,986	511,656
Total Long-Term Assets	**3,091,342**	**2,470,428**
Investments	667,963	610,255
Property, Plant & Equipment	3,137,984	2,946,347
Deferred	304,316	271,756
Total Permanent Assets	**4,110,263**	**3,828,358**
TOTAL ASSETS	**12,887,202**	**11,411,848**
LIABILITIES		
Short-Term Debt	1,380,206	1,726,448
Accounts Payable	491,322	390,905
Sales & Other Taxes Payable	415,545	413,200
Dividend Payable	171,467	164,166
Salaries & Profit Sharing Payable	144,033	130,671
Income Tax, Social Contribution, & Other	512,379	267,093
Total Current Liabilities	**3,114,952**	**3,092,482**
Long-Term Debt	4,243,697	3,347,009
Income Tax & Social Contribution	32,287	26,644
Deferred Sales Tax (ICMS)	309,467	319,852
Provision for Contingencies	905,891	808,644
Pension Funds Provision	118,344	115,176
Other	19,561	16,613
Total Long-Term Liabilities	**5,629,247**	**4,633,938**
TOTAL LIABILITIES	**8,744,199**	**7,726,420**
MINORITY INTEREST	**80,144**	**100,922**
Paid in Capital	3,046,244	3,046,244
Reserves and Treasury shares	155,094	174,448
Retained Earnings	861,521	363,814
SHAREHOLDERS' EQUITY	**4,062,859**	**3,584,506**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**12,887,202**	**11,411,848**

Values may not add due to rounding.

Consolidated Statement of Cash Flows

R$ 000	3Q02	3Q01
Cash Flows from Operating Activities		
Net income	**497,437**	**233,134**
Adjustments to reconcile net income		
to cash provided by operating activities		
Non-cash Expenses (Income)		
Depreciation and amortization	169,124	148,372
Contingencies and liabilites associated with		
tax disputes, including interest	106,874	(107,667)
(Gain) loss on disposal of PP&E, net	568	(4,957)
Financial charges on long-term debt	1,296,419	208,544
Forex variations and unrealized gain on cash equivalents,		
maketable securities and swaps.	(836,303)	(92,726)
Deferred income tax (benefit) expense	(609,362)	(50,766)
Foreign exchange holding effect on assets abroad	(88,685)	(32,459)
Amortization of goodwill and intangible assets	26,936	21,146
Negative goodwill on incorporation of subsidiary	(14,843)	-
Minority interest	(14,805)	6,818
(Increase) decrease in assets		
Trade accounts receivable	(10,328)	(72,529)
Sales taxes recoverable	36,862	(61,776)
Inventories	190,273	(36,268)
Prepaid expenses	40,220	76,839
Receivables and other	(96,690)	(85,306)
(Decrease) increase in liabilites		
Suppliers	67,706	42,145
Payroll, profit sharing and related charges	11,190	40,017
Income tax, social contribution, and other taxes recoverable	968	44,683
Cash used for contingencies and legal proceedings	(2,160)	(20,887)
Other	142,287	34,350
Net Cash Provided by Operating Activities	**913,688**	**290,707**
Cash Flows from Investing Activites		
Proceeds on disposal of property, plant and equipment	22,927	6,191
Change in marketable securities	(165,716)	277,029
Restricted deposits for legal proceedings	(16,620)	(32,256)
Payment for purchase of subsidiary, net of cash aquired	(107,391)	6,822
Property, plant and equipment	(133,868)	(114,294)
Payment for deferred asset	(46,091)	(62,090)
Net Cash Provided (Used) in Investing Activities	**(446,759)**	**81,402**
Cash Flows from Financing Activites		
Advances to employees for purchase of shares	2,423	-
Dividends, interest distribution and capital decrease paid	(297)	(141,609)
Repurchase of treasury shares	(19,100)	(5,301)
Increase in debt	77,750	1,219,165
Payment of debt	(897,257)	(355,740)
Change in minority interests	1,485	-
Net Cash Provided (Used) in Financing Activities	**(834,996)**	**716,515**
Forex variations and unrealized gain on cash equivalents,		
marketable securities and swaps	**811,303**	**92,726**
Subtotal	**443,236**	**1,181,350**
Cash and cash equivalents, beginning of period	3,020,921	659,727
Cash and cash equivalents, end of period	3,464,157	1,841,077
Net increase in cash and cash equivalents	**443,236**	**1,181,350**
Breakdown of cash and cash equivalents		
Cash and cash equivalents	3,464,157	1,841,077
Marketable securities (maturity over 90 days)	330,553	143,048

Values may not add due to rounding.

01 - IDENTIFICATION

09.01 - EQUITY IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY POSITION IN SUBSIDIARY - %	6 - AMBEV SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	COMPANHIA BRASILEIRA DE BEBIDAS	60.522.000/0001-83	PRIVATE SUBSIDIARY	99.70	2.49
COMMERCIAL, MANUFACTURING AND OTHER		9,915,319		9,915,319	
02	HOHNECK		PRIVATE SUBSIDIARY	100.00	8.50
COMMERCIAL, MANUFACTURING AND OTHER		10,000		10,000	
03	EAGLE DISTRIBUIDORA DE BEBIDAS S.A.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.90	83.85
COMMERCIAL, MANUFACTURING AND OTHER		276		158	
04	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	-0.04
COMMERCIAL, MANUFACTURING AND OTHER		1,375		1,375

Cash Flow Statements

In addition to the financial  statements,  the Company hereby  presents its Cash
Flow  Statements in accordance  with CVM written  notice 01/00,  dated  1/31/00, which encourages the publishing of this information.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                For the quarters ended September 30, 2002 and 2001.

Sao Paulo, November 4, 2002.

To the Management and Shareholders
Companhia de Bebidas das Americas - AmBev

1 - We have carried out limited  reviews of the  Quarterly  Information - ITR of
Companhia  de Bebidas das  Américas  - AmBev for the quarters and periods ended September 30 and June 30, 2002 and September 30, 2001,  prepared under the responsibility of the company management.

2 - Our  reviews  were  performed  in  accordance  with the  specific  standards established by the Institute of Independent  Auditors - IBRACON,  in conjunction with the Federal  Accounting  Council - CFC,  and are mainly  comprised  of: (a)
inquiries  and  discussion  with  officials   responsible  for  the  accounting,
financial  and  operating  areas  of the  company  with  regarding  to the  main accounting  criteria  adopted in preparing the Quarterly  Information - ITR, and
(b) a review of the material  information  and  subsequent  events that have, or could have,  material effects on the company's financial position and results of operations.

3 - Based on our limited reviews, no material  adjustments came to our attention that  should  be made to the  Quarterly  Information  - ITR to  comply  with the
accounting   principles  set  forth  in  the  Brazilian  corporate   legislation
applicable  to  Quarterly  Information  - ITR, and with the  regulations  of the
Brazilian Securities Commission - CVM.

PricewaterhouseCoopers  Paulo Cesar Estevao Netto
Independent Auditors    Partner
CRC 2SP000160/O-5       Accountant
                        CRC (Brazilian CPA) 1RJ026365/T-6 "T" SP002331

01.01 - IDENTIFICATION

TABLE OF CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.